Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 17, 2016

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016 and Supplement No. 1 dated May 19, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the closing of the Baseline Property in Phoenix, Arizona and the loan related thereto;

•	an update regarding termination of a purchase and sale agreement for a property in San Antonio, Texas; and

•	an update to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of June 10, 2016, we have received gross offering proceeds of approximately $36.0 million from the sale of approximately 3.6 million Class A shares and approximately $2.3 million from the sale of approximately 0.2 million Class T shares in our initial public offering. As of June 10, 2016, approximately $1.1 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Closing of the Baseline Property

On May 26, 2016, we closed on the acquisition of a self storage facility located in the South Mountain Village area of Phoenix, Arizona (the “Baseline Property”) for a purchase price of approximately $7 million, plus closing costs and acquisition fees, which was funded from net proceeds of our public offering and a loan of approximately $5 million, described further below. The seller of the Baseline Property had recently completed construction of the Baseline Property and we purchased the Baseline Property shortly after the certificate of occupancy was issued.

We incurred acquisition fees of approximately $125,000 in connection with the acquisition of the Baseline Property. The Baseline Property consists of approximately 840 units and approximately 91,000 net rentable square feet of storage space. The Baseline Property is 80% climate-controlled and offers drive-up units and covered RV spaces.

SS Growth Property Management, LLC, a subsidiary of our sponsor, will serve as the property manager of the Baseline Property and has entered into sub-property management agreements with a subsidiary of Extra Space Storage, Inc. who will manage the Baseline Property. SS Growth Property Management, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Baseline Property and SS Growth Property Management, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Baseline Property, except for the months of January and July each year.

The Baseline Property Loan

On May 26, 2016, the special-purpose entity which owns the Baseline Property and subsidiary of our operating partnership (the “Borrower”) entered into a loan agreement (the “Property Loan Agreement”) for a loan in the amount of approximately $5 million (the “Property Loan”) with TCF National Bank (“TCF”) as the lender. The Borrower borrowed approximately $5 million in connection with the purchase of the Baseline Property. The Property Loan has a maturity date of May 26, 2019, unless extended by the Borrower for up to an additional three years. Payments due under the Property Loan are initially interest-only and due on the first day of each month. The Property Loan bears interest at a variable interest rate, beginning at an initial rate of 3.25% per annum, and adjusting monthly to be equal to 2.75% in excess of the LIBOR Rate (as defined in the Property Loan Agreement) then in effect on the 25th day of the immediately preceding month or, if such day is not a business day, then on the first business day thereafter. The Borrower paid certain fees to TCF in connection with the Property Loan.

The Property Loan is secured by a first lien deed of trust on the Baseline Property. The Borrower may prepay the Property Loan at any time, without penalty, in whole or in part. Pursuant to that certain Guaranty, dated May 26, 2016, in favor of TCF, we provided a guaranty of the Property Loan.

The Property Loan Agreement contains a number of other customary terms and covenants, including the following financial covenants (capitalized terms are as defined in the Property Loan Agreement) that the Borrower must maintain: a Debt Service Coverage Ratio that shall equal or exceed (i) 0.80 to 1.0 at all times and after 18 months from May 26, 2016, on a trailing three month basis, measured at 18 months; (ii) 1.35 to 1.0 at all times from and after 24 months from May 26, 2016, on a trailing three month basis, measured at 24 months, provided however, that item (ii) is only applicable in the event (i) above results in a calculated ratio of 0.80x-0.99x to 1.0; (iii) 1.35 to 1.0 at all times from and after 36 months after May 26, 2016, on a trailing three month basis, measured at 36 months; and (iv) 1.45 to 1.0 at all times from and after 48 months from May 26, 2016, on a trailing 12 month basis, measured annually. In addition, we, as guarantor, must maintain (i) a Debt Service Coverage Ratio at least equal to 1.35 to 1.0 at all times, on a trailing 12 month basis, measured annually as of the last day of each fiscal year; and (ii) a Total Leverage Ratio not greater than sixty percent (60%) measured annually as of the last day of each fiscal year.

Termination of the San Antonio Purchase and Sale Agreement

On April 12, 2016, one of our subsidiaries executed a purchase and sale agreement (the “San Antonio Sale Agreement”) with an unaffiliated third party (the “Buyer”) to sell a self storage facility and industrial warehouse/office space included therein located in San Antonio, Texas (the “San Antonio Property”) for a purchase price of approximately $16.1 million. The Buyer made an earnest money deposit of $250,000.

Under the San Antonio Sale Agreement, the Buyer had the right to terminate the San Antonio Sale Agreement for any reason through July 12, 2016 and to receive a refund of its earnest money. On June 8, 2016, the Buyer delivered written notice to us of its election to terminate the San Antonio Sale Agreement. As a result, the San Antonio Sale Agreement was terminated and we will return the earnest money to the Buyer.

We purchased the San Antonio Property in the first quarter of 2016 as part of a portfolio of four properties. After our purchase of the San Antonio Property, we received unsolicited interest and multiple offers from third parties to purchase the San Antonio Property. We may contact such other third parties to determine if a new agreement can be reached.

Compensation of Dealer Manager and Participating Broker-Dealers

The following paragraph is hereby added to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus:

If an investor purchases Class A shares in our primary offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor’s account, we will reduce the aggregate purchase price of the investor’s Class A shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our Class A shares is only available for the investor’s initial investment in our Class A common stock. The investor must include the “Request for Broker-Dealer Custodial Fee Reimbursement Form” with his or her subscription agreement to have the purchase price of the investor’s initial investment in Class A shares reduced by the amount of his or her annual custodial fee.

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